9/13/2004

cm 9/3

[redacted]

[redacted]GE COMMISSION
20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Pursu[...] and Dealers [...]e Act of 1934 and Rule 17a-5 Thereunder

04019871

8-51393

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FTN Financial Securities Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

845 Crossover Lane

(City)	(State)	(Zip Code)
Memphis	Tennessee	38117

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASH, D.C. 158 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG

(ADDRESS) Number and Street	City	State	Zip Code
401 South Tryon Street, Suite 2300	Charlotte	North Carolina	28202

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED SEP 20 2004 THOMSON FINANCIAL

PROCESSED APR 02 2004 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

9-16-08

OATH OR AFFIRMATION

I, Allen J. Riggs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FTN Financial Securities Corp. as of December, 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer .

Signature

Vice President

Title

Notary Public

My Commission
Expires 10-12-04

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [ ] (c) Statement of Income
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
- [ ] Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report
- [X] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

KPMG LLP
Suite 2300
401 South Tryon Street
Three First Union Center
Charlotte, NC 28202-1911

Independent Auditors' Report

The Board of Directors and Stockholder
FTN Financial Securities Corp:

We have audited the accompanying statement of financial condition of FTN Financial Securities Corp (the Company), a wholly owned subsidiary of First Tennessee Bank National Association, as of December 31, 2003 that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FTN Financial Securities Corp as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 24, 2004

FTN FINANCIAL SECURITIES CORP

(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	1,823,925
Cash segregated for regulatory purposes		1,500,000
Securities owned, at market value		85,450,012
Securities purchased under agreements to resell		105,623,525
Receivable from customers		13,609,883
Receivable from brokers and dealers		34,497,709
Deposit with clearing organization		250,000
Due from First Tennessee Bank National Association		1,201,984
Accrued interest receivable		916,982
Furniture, equipment, and leasehold improvements, net		652,620
Deferred tax asset		238,370
Other assets		1,142,516
	$	246,907,526

Liabilities and Stockholder's Equity

Securities sold, not yet purchased, at market value	$	73,936,009
Short-term borrowings from Parent		52,850,000
Payable to customers		12,083,191
Payable to brokers, dealers and clearing organizations		25,751,893
Accrued compensation and benefits		7,231,669
Accrued interest payable		1,462,892
		173,315,654
Stockholder's equity:		
Common stock, $1 par value per share; authorized, issued, and outstanding 1,000 shares		1,000
Additional paid-in capital		57,762,632
Retained earnings		15,828,240
Total stockholder's equity		73,591,872
	$	246,907,526

See accompanying notes to statement of financial condition.

(1) Organization and Significant Accounting Policies

(a) *Organization and Operations*

FTN Financial Securities Corp (the Company), a Tennessee corporation, was formed on October 30, 1998, to act as an underwriter, broker, and dealer of certain debt and equity instruments, including municipal bonds, government and government agency securities, mortgage-backed securities, common and preferred stocks, and other asset-backed securities, and derivatives thereof. The Company also engages in investment banking services. The Company was capitalized on January 19, 1999, as a wholly owned subsidiary of First Tennessee Bank National Association (FTBNA), which is a wholly owned subsidiary of First Tennessee National Corporation (FTNC).

The Company is registered as a securities dealer with the Securities and Exchange Commission (SEC), the National Association of Securities Dealers, Inc. (NASD), the Municipal Securities Rule Making Board (MSRB) and with various state agencies. As such, the Company is subject to the rules and regulations of these federal and state regulatory agencies. As a subsidiary of a national bank, the Company is also subject to the rules and regulations of the Office of the Comptroller of the Currency (OCC).

(b) *Securities Purchased under Agreements to Resell*

Transactions involving short-term purchases of securities under agreements to resell (reverse repurchase agreements) are generally entered into with three third party broker-dealers. These agreements are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. It is the Company's policy to obtain possession of the securities purchased under agreements to resell, consisting primarily of United States government and agency securities and corporate bonds.

(c) *Securities Transactions*

Securities transactions are recorded on trade date, as if they had settled. Securities owned and securities sold, not yet purchased are valued at market value using quoted market prices as determined through third party pricing services.

(d) *Furniture, Equipment, and Leasehold Improvements*

Furniture, equipment, and leasehold improvements consist of leasehold improvements, office furniture and fixtures, computer equipment, and other electronic data processing equipment. Depreciation expense for furniture, fixtures, and equipment is computed over estimated useful lives of five to eight years using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease using the straight-line method.

(e) *Use of Estimates*

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that

(Continued)

affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Income Taxes

The Company calculates its income tax provision under the terms of a tax sharing arrangement with FTNC, with whom it files a consolidated tax return. For federal income taxes, the Company provides intercompany charges or credits in lieu of income taxes as if the company filed on a separate return basis. For state income taxes, the Company provides intercompany charges or credits in lieu of income taxes based on the Company's income before such charges or credits and the applicable state tax rate, adjusted by the combined apportionment factor utilized in the FTNC consolidated Tennessee state tax return. Taxes paid in other states where the Company operates is adjusted for in the FTNC consolidated Tennessee state tax return. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing enacted tax laws and rates. Certain tax benefits not otherwise recognizable on a stand-alone basis may be recognized to the extent they may be utilized by the consolidated group. As of December 31, 2003, the Company had deferred federal tax assets of $238,370 and deferred state tax liabilities of $18,697. As of December 31, 2003, $1,201,984 was due from FTBNA for payment of income tax benefit and is reflected on the Company's statement of financial condition.

(3) Receivables from and Payable to Customers, Broker-Dealers, and Clearing Organizations

Receivables from and payable to customers and broker-dealers consist primarily of securities failed to deliver and securities failed to receive and securities transactions which have yet to reach their settlement date.

(4) Fair Value of Financial Instruments

As of December 31, 2003, securities owned and securities sold short, not yet purchased consist of trading securities at market value as follows:

		Securities owned	Securities sold, not yet purchased
Corporate obligations	$	64,464,913	52,395,600
U.S. Government obligations		9,219,068	21,540,410
U.S. Government Agency obligations		10,674,208	—
Mortgage Backed obligations		1,074,974	—
Equity and other securities		16,850	—
Total	$	85,450,012	73,936,009

(5) Collateral Arrangements

The Company has accepted securities, which it is permitted to repledge or sell, as collateral for securities purchased with agreements to resell transactions. At December 31, 2003, the fair value of this collateral,

(Continued)

including accrued interest, was $103,051,306, of which $74,466,346 had been repledged or sold by the Company. The collateral is primarily received from other broker-dealers and is used by the Company to settle related securities sold short, not yet purchased transactions to hedge against its long inventory position.

(6) Transactions with Related Parties

(a) Lines of Credit

Effective October 01, 2003, the Company renewed and increased its line of credit agreement with FTBNA, which has a maximum principal balance of $240,000,000 and matures on June 30, 2004. Borrowings are payable monthly, including interest at a variable rate equal to the one-month LIBOR rate plus 0.50% (1.62% as of December 31, 2003). Based on the terms of the related security agreement, collateral of up to 125% of the outstanding principal balance is required to be pledged. The collateral percent may vary based on the mix of the security inventory. At December 31, 2003, securities inventory with a fair value of approximately $63,972,383 were pledged as collateral to secure these borrowings of $52,850,000.

During the year, the Company did not receive any advances on its Revolving Subordinated Loan Agreement with FTNC. This line of credit has a maximum principal balance of $10,000,000 and matures on June 18, 2009. Borrowings mature one year from the date of advance including interest at the Prime rate. Borrowings under this agreement are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid without the prior approval of the NASD. There were no such borrowings outstanding at December 31, 2003.

(b) Other Related Party Transactions

FTBNA and FTNC provide the Company certain accounting, administrative, audit, and legal functions for a fee payable monthly pursuant to various administrative services agreements between the Company and FTBNA and FTNC. In addition, the Company leases office space and furniture and fixtures from FTBNA under a similar agreement.

The Company's cash is held in noninterest bearing checking accounts with FTBNA.

Certain employees operate under an informal employee-sharing arrangement between the Company and FTBNA. Salaries and other compensation for those employees that incur time related to both Company and FTBNA operating activities are allocated based on management's discretion.

Employees of the Company participate in certain benefit programs sponsored by FTBNA or FTNC, including a defined benefit pension plan, a contributory savings plan and a post-retirement medical plan, as well as medical and group life insurance plans. A portion of the cost of these benefit programs has been allocated to the Company based upon the number of employees, salary levels, and other relevant measures. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in FTBNA or FTNC pension and post-retirement calculations and is therefore not available.

(continued)

Certain employees of the Company also receive nonqualified stock options issued by FTNC as part of their aggregate compensation. The effect of these transactions is not reflected in the Company's statement of financial condition.

The transactions with FTBNA and affiliates described above and the effect thereof on the accompanying statement of financial condition may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.

(7) Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements consist of the following at December 31, 2003:

Furniture and equipment	$	177,859
Communications and computer equipment		258,524
Leasehold improvements and other fixed assets		445,715
		882,098
Less accumulated depreciation and amortization		(229,477)
	$	652,620

(8) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method permitted by this rule, which requires that minimum net capital be maintained at the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements pursuant to Rule 15c3-3 of the Act, as defined. At December 31, 2003, the Company's net capital, as defined, totaled $49,045,042 which was $48,795,042 greater than its required net capital of $250,000.

In accordance with Rule 15c3-3 of the Act, as required, the Company segregates certain funds or qualified securities in accounts designated for the exclusive benefit of customers. Based on the Computation for Determination of Reserve Requirement at December 31, 2003, no funds were required to be segregated. However, at December 31, 2003, the Company voluntarily segregated $1,500,000 of cash for the exclusive benefit of customers.

(Continued)

FTN FINANCIAL SECURITIES CORP
(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Notes to Statement of Financial Condition

December 31, 2003

(9) **Commitments and Contingencies**

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statement of financial condition as of December 31, 2003, related to these indemnifications.

Note: A copy of the FTN Financial Securities Corp's most recent audited financial statements is a[illegible] for examination at their principal office location, and at the regional office of the Securities a[illegible] Commission located in Atlanta, Georgia.